UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ZELTIQ Aesthetics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98933Q 108
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS Advanced Technology Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS Advanced Technology Ventures VII (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS Advanced Technology Ventures VII(C), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

4

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS ATV Entrepreneurs VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS ATV Associates VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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Item 1.	(a)	Name of Issuer:

ZELTIQ Aesthetics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4698 Willow Road, Suite 100, Pleasanton, California 94588

Item 2.	(a)	Name of Person Filing:

This Schedule 13G/A is being filed jointly by Advanced Technology Ventures VII, L.P., Advanced Technology
Ventures VII (B), L.P., Advanced Technology Ventures VII(C), L.P., ATV Entrepreneurs VII, L.P., and ATV
Associates VII, L.L.C. (collectively, the “ATV Entities”)

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the ATV Entities is:

500 Boylston Street, Suite 1380, Boston, Massachusetts 02116

	(c)	Citizenship:

Each of the ATV Entities is a Delaware limited partnership or limited liability company

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

	(e)	CUSIP:

98933Q 108

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

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Item 4.	Ownership

Set forth below is the aggregate number of ordinary shares held by each of the following ATV Entities, together with the percentage of the outstanding common stock held, based on shares of common stock outstanding:

ATV Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Advanced Technology Ventures VII, L.P.	0	0	0	0	0	0	0.0%

Advanced Technology Ventures VII (B), L.P.	0	0	0	0	0	0	0.0%

Advanced Technology Ventures VII(C), L.P.	0	0	0	0	0	0	0.0%

ATV Entrepreneurs VII, L.P.	0	0	0	0	0	0	0.0%

ATV Associates VII, L.L.C.	0	0	0	0	0	0	0.0%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2015

Advanced Technology Ventures VII, L.P.

By: ATV Associates VII, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

Advanced Technology Ventures VII (B), L.P.

By: ATV Associates VII, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

Advanced Technology Ventures VII(C), L.P.

By: ATV Associates VI, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

ATV Entrepreneurs VII, L.P.

By: ATV Associates VII, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

ATV Associates VII, L.L.C.

By:	/s/ Jean George
Authorized Signatory

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Index Exhibit
SCHEDULE 13G/A

Exhibit Number	Exhibit Description

1	Joint Filing Agreement (Incorporated by reference from Exhibit 1 to Schedule 13G filed on February 14, 2013.)